UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Charter Communications, Inc.
(Name of Issuer)

Class A Common Stock, par value $.001 per share
(Title of Class of Securities)

16117M107
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ý Rule 13d-1(b)

 ¨ Rule 13d-1(c)

 ¨ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	STEELHEAD NAVIGATOR MASTER, L.P.
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	Bermuda

NUMBER OF	(5) Sole Voting Power	21,376,125
SHARES
BENEFICIALLY	(6) Shared Voting Power	0
OWNED BY EACH
REPORTING	(7) Sole Dispositive Power	21,376,125
PERSON WITH
	(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	21,376,125

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	4.9%

(12)	Type of Reporting Person (See Instructions)	PN

(1)	Names of Reporting Persons.	STEELHEAD PARTNERS, LLC
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	Delaware

NUMBER OF	(5) Sole Voting Power	21,592,045
SHARES
BENEFICIALLY	(6) Shared Voting Power	0
OWNED BY EACH
REPORTING	(7) Sole Dispositive Power	21,592,045
PERSON WITH
	(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	21,592,045

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	4.9%

(12)	Type of Reporting Person (See Instructions)	IA

(1)	Names of Reporting Persons.	JAMES MICHAEL JOHNSTON
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	United States

NUMBER OF	(5) Sole Voting Power	0
SHARES
BENEFICIALLY	(6) Shared Voting Power	21,592,045
OWNED BY EACH
REPORTING	(7) Sole Dispositive Power	0
PERSON WITH
	(8) Shared Dispositive Power	21,592,045

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	21,592,045

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	4.9%

(12)	Type of Reporting Person (See Instructions)	IN/HC

(1)	Names of Reporting Persons.	BRIAN KATZ KLEIN
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	United States

NUMBER OF	(5) Sole Voting Power	0
SHARES
BENEFICIALLY	(6) Shared Voting Power	21,592,045
OWNED BY EACH
REPORTING	(7) Sole Dispositive Power	0
PERSON WITH
	(8) Shared Dispositive Power	21,592,045

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	21,592,045

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	4.9%

(12)	Type of Reporting Person (See Instructions)	IN/HC

Item 1(a). Name of Issuer:

                  Charter Communications, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

                  12405 Powerscourt Drive
                  St. Louis, MO 63131

Item 2(a). Names of Persons Filing:

                  Steelhead Navigator Master, L.P. (“Navigator”)
                  Steelhead Partners, LLC (“Steelhead”)
                  James Michael Johnston
                  Brian Katz Klein

Item 2(b). Address of Principal Business Office or, if none, Residence:

                  The business address of each of Navigator, Steelhead, James Michael Johnston and Brian Katz Klein is 1301 First Avenue, Suite 201, Seattle, WA 98101.

Item 2(c). Citizenship:

                  Reference is made to Item 4 of pages 2–5 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d). Title of Class of Securities:

                  Class A Common Stock, par value $0.001 per share

Item 2(e). CUSIP Number:

                  16117M107

Item 3.      If this statement is filed pursuant to §§240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

¨	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
¨	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
¨	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
¨	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
ý	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
¨	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
ý	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
¨	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
¨	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

¨	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

               Reference is hereby made to Items 5-9 and 11 of pages 2 - 5 of this Schedule, which Items are incorporated by reference herein.

Item 5.      Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following      X .

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable.

Item 8.      Identification and Classification of Members of the Group

               Not Applicable.

Item 9.      Notice of Dissolution of Group

               Not Applicable.

Item 10.     Certification

               By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2009	STEELHEAD PARTNERS, LLC
By: /s/ James Michael Johnston
James Michael Johnston
Its Member-Manager
JAMES MICHAEL JOHNSTON
/s/ James Michael Johnston
James Michael Johnston
BRIAN KATZ KLEIN
/s/ Brian Katz Klein
Brian Katz Klein

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2009	STEELHEAD NAVIGATOR MASTER, L.P.
By: Steelhead Partners, LLC, its Investment Manager

By: /s/ James Michael Johnston
James Michael Johnston
Its Member Manager

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 9

EXHIBIT A

JOINT FILING UNDERTAKING

     The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 4, 2009	STEELHEAD PARTNERS, LLC

By: /s/ James Michael Johnston
James Michael Johnston
Its Member-Manager

STEELHEAD NAVIGATOR MASTER, L.P.
By: Steelhead Partners, LLC, its Investment Manager

By: /s/ James Michael Johnston
James Michael Johnston
Its Member Manager

JAMES MICHAEL JOHNSTON

/s/ James Michael Johnston
James Michael Johnston

BRIAN KATZ KLEIN

/s/ Brian Katz Klein
Brian Katz Klein